VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun

Re:	CIIG Merger Corp.

Draft Registration Statement on Form S-1

Submitted October 24, 2019

CIK No. 0001789760

Dear Mr. McPhun:

CIIG Merger Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 20, 2019, regarding the Draft Registration Statement on Form S-1 submitted on October 24, 2019.

Draft Registration Statement on Form S-1 Submitted October 24, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

Risk Factors

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you ..., page 60

2. Please expand your risk factor discussion of your right to redeem warrants for Class A shares to address the circumstances in which you can exercise this right including, without limitation, the $10 threshold Class A stock price for exercise. Also indicate that this redemption feature provides a ceiling to the value of the warrants since it locks in the redemption price in the number of Class A shares to be received if the company chooses to redeem the warrants.

In response to the Staff’s comment, we have revised the indicated risk factor.

Conflicts of interest, page 114

3. We note your statement that “[f]ollowing the completion of this offering and until we consummate our initial business combination … [o]ur sponsor and officers and directors may during that time also participate in the formation of, or become an officer or director of, another special purpose acquisition company.” We also note your statement later in the section that “[o]ur officers have agreed not to become an officer or director of any other special purpose acquisition company … until we have entered into a definitive agreement regarding our initial business combination ….” Please reconcile your disclosure throughout the prospectus or advise us as appropriate.

In response to the Staff’s comment, we have reconciled the indicated disclosure.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CIIG Merger Corp.

By:	/s/ F. Peter Cuneo
Name:	F. Peter Cuneo
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP